LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

February 14, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Securities Act File No. 002-74452 Investment Company Act File No. 811-03290 Post-Effective Amendment No. 67

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 67 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act in order to add four new series to the Registrant, the BlackRock iShares® Alternative Strategies V.I. Fund, the BlackRock iShares® Dynamic Allocation V.I. Fund, the BlackRock iShares® Dynamic Fixed Income V.I. Fund and the BlackRock iShares® Equity Appreciation V.I. Fund (the “Funds”).

On or around April 30, 2014, the Registrant will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Funds’ financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

Enclosures

cc:	Benjamin Archibald Tricia Meyer Maria Gattuso